

16003570



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 69243

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/15____ AND ENDING ____12/31/15____
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JMG Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Broadway, Suite 303
                                            (No. and Street)

New York   NY   10001
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mugun Gil   212-203-2166
                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wei Wei & Co. LLP
_____
                         (Name – if individual, state last, first, middle name)

133-10 39th Ave   Flushing   NY   11354
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____ Mugun Gil _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ JMG Securities LLC _____ , as of _____ December 31 _____ , 20 15 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ None _____

_____

_____

_____

Signature

Mugun Gil, CEO/CCO

Title

YONG H. KIM
NOTARY PUBLIC OF NEW JERSEY
ID # 2450254
My Commission Expires 10/3/2019

Notary Public

Sworn to and subscribed
before me this
22 day of FEB, 2016

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☑ (n) Report of Independent Registered Public Accounting Firm on Exemption Report
☑ (o) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JMG SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

Contents



CERTIFIED PUBLIC ACCOUNTANTS

● MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

● CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626) 282-1630
FAX. (626) 282-9726

● BEIJING OFFICE
SUITE 2503
CHINA WORLD OFFICE 2
1 JIANGUOMENWAI AVENUE
BEIJING 100004, PRC
TEL. (86 10) 65355871
FAX. (86 10) 65355870

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member of
JMG Securities, LLC.

We have audited the accompanying statement of financial condition of JMG Securities, LLC (the "Company"), as of December 31, 2015, and the related notes to the financial statement. The financial statement is the responsibility of JMG Securities, LLC's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of JMG Securities, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Flushing, NY
February 16, 2016

1

JMG SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets

Cash	$	48,764
Prepaid expenses		2,531
Furniture and equipment *(net of accumulated depreciation of $3,321)*		3,663
Total assets	**$**	**54,958**

Liabilities and Member's Capital

Liabilities

Accounts and accrued expenses payable	$	1,306
Total liabilities		**1,306**

Member's capital

Member's capital		53,652
Total member's capital		**53,652**
Total liabilities and member's capital	**$**	**54,958**

See accompanying notes to the financial statements.

2

JMG SECURITIES, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31 2015

NOTE 1 – ORGANIZATION

JMG Securities, LLC ("the Company") is registered as Broker-Dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company was formed on January 9, 2013 in the State of Delaware.

The Company's principal activities include private placements, providing consulting advice and providing referrals to other brokers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance accounting principles generally accepted in the United States of America.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis

The Company uses the accrual basis of accounting for financial statement reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income taxes

The Company is treated as a disregarded entity for federal and state income tax reporting purposes and, thus no federal or state income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to its member and reported on his individual tax return.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Office equipment	$ 6,384
Furniture	600
	6,984
Less: accumulated depreciation	(3,321)
Property and equipment, net	$ 3,663

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital of $5,000. At December 31, 2015, the Company had net capital of $47,458 and $42,458 of excess net capital. At December 31, 2015, the Company's aggregate indebtedness to net capital ratio was .03 to 1.

NOTE 5 – SUBSEQUENT EVENTS

The Company evaluated subsequent events occurring until February 16, 2016, the date the financial statements were issued and believes there are no subsequent events requiring adjustment to or disclosure in the financial statements.



WEI WEI & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

● MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

● CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626) 282-1630
FAX. (626) 282-9726

● BEIJING OFFICE
SUITE 2503
CHINA WORLD OFFICE 2
1 JIANGUOMENWAI AVENUE
BEIJING 100004, PRC
TEL. (86 10) 65355871
FAX. (86 10) 65355870

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member of
JMG Securities, LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which (1) JMG Securities, LLC (the" Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) JMG Securities, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wei Wei & Co. LLP

Flushing, NY
February 16, 2016

5

JMG SECURITIES, LLC
EXEPMPTION REPORT PURSUANT TO SEC RULE 17a-5
FOR THE YEAR ENDED
DECEMBER 31, 2015

JMG Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

JMG Securities, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, _John Mayun Gil_ affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

John Gil, CEO/CCO